April 8, 2020

Casey C. Lynch
President and Chief Executive Officer
Cortexyme, Inc.
269 East Grand Ave.
South San Francisco, CA 94080

       Re: Cortexyme, Inc.
           Registration Statement of Form S-1
           Filed April 7, 2020
           File No. 333-237594

Dear Ms. Lynch:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Niki Fang, Esq.